Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of the Securities Exchange Act of 1934

For the month of December 2002

(Commission File No.  000-24876)

TELUS Corporation
(Translation of registrant's name into English)

21st Floor, 3777 Kingsway
Burnaby, British Columbia  V5H 3Z7
Canada
(Address of principal registered offices)




Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

									    X
		Form 20-F	_____			Form 40-F	_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

									    X
		Yes		_____			No		_____




	This Form 6-K consists of the following:


News Release dated December 16, 2002:

TELUS Updates 2002 Guidance and Sets 2003 Financial and Operating Targets



December 16, 2002

TELUS Updates 2002 Guidance and Sets 2003 Financial and Operating Targets

Vancouver, B.C. - TELUS Corporation (TSE: T and T.A / NYSE: TU) today announced updated guidance for 2002 and 2003 financial and operating targets that reflect the continued execution of the Company's strategy focused on wireless, data and IP growth.

"TELUS continues to execute well towards its 2002 financial and operating targets," said Robert McFarlane, executive vice president and CFO. Today we have revised favourably our expectations for year-end 2002 results. The improved 2002 outlook for profitability and cash flow reflects continued stronger than expected wireless results as well as accelerated operational efficiency traction in wireline operations and improved non-incumbent profit margins in Central Canada. The positive outlook suggests TELUS could be notable amongst its peers in the North American telecom industry for exceeding its original profitability targets for 2002 despite incurring significant negative regulatory impacts."

"The 2003 financial targets reflect the improving profitability, increased cash flow and debt deleveraging at TELUS" said Robert McFarlane. "We are targeting to achieve a significant increase in earnings per share and generate EBITDA growth of 8 to 12% due to strong growth in wireless and data revenue, and operating efficiency program savings. Combining this with reduced capital expenditures is expected to allow TELUS to generate significant free cash flow and reduce future debt leverage."

The 2003 financial targets and updated 2002 guidance on key measures are as follows:


			2003 Targets		2002 Guidance 		Change
______________________________________________________________________________________
Revenue 		$7.2 to $7.3 billion	Approx. $7.0 billion 	3 to 4%
EBITDA (1)		$2.7 to $2.8 billion	Approx. $2.5 billion 	8 to 12%
Earnings per share	35 to 55 cents		Approx. -75 cents	$1.10 to $1.30
Earnings per share
excluding restructuring	      ---		Approx.42 cents		n/a
Capital expenditures	Approx. $1.5 billion	Approx.$1.7 billion 	-12%
______________________________________________________________________________________

<F1>

(1) Earnings before Interest, Taxes, Depreciation &
Amortization before workforce reduction and restructuring costs.


For TELUS Communications, the wireline reporting segment, we are targeting 2003 revenue of between $5.0 to $5.05 billion, as compared to an estimated $5.0 billion in 2002. High speed Velocity ADSL Internet net additions are expected to be 150 to 175 thousand in 2003 compared to approximately 200 thousand this year. Wireline EBITDA is targeted to be $2.075 to $2.150 billion in 2003 as compared to an estimated $2.0 billion for 2002, an increase of 4 to 5%. Increasing EBITDA is being driven by operating efficiency savings and reduced losses in Central Canada, partially offset by increased pension expenses and increased impact from a full year of regulated local price reductions. We have estimated non-incumbent revenues of approximately $575 million and negative EBITDA of approximately $60 million for 2003 as compared to approximately $525 million and $110 million, respectively, for 2002.

For TELUS Mobility, the wireless reporting segment, we are targeting 2003 revenue of between $2.2 to $2.25 billion, as compared to an estimated $2.0 billion in 2002, growth of 10% to 13%. Wireless subscriber net additions are expected to be 400 to 450 thousand in 2003 compared to approximately 425 thousand this year. Mobility EBITDA is targeted to be $625 to $650 million in 2003 as compared to an estimated $510 million for 2002, growth of 23 to 27%. Both revenue and EBITDA are being driven by wireless subscriber growth of 13 to 15% and continued margin expansion from improved scale efficiencies.

Consolidated capital expenditures in 2003 are targeted at approximately $1.5 billion, a 12% decrease from 2002. TELUS Communications capital expenditures are estimated to be approximately $1.05 billion as compared to an estimated $1.24 billion in 2002. TELUS Mobility capital expenditures are estimated to be approximately $450 million, as compared to an estimated $460 million in 2002.

The 2003 outlook for free cash flow (EBITDA less capital expenditures, cash interest, cash taxes, cash dividends) is $300 to $600 million. After funding cash workforce reduction and restructuring costs and after other cash flow changes, the ratio of net debt to EBITDA is targeted to reduce from 3.4 times at September 30, 2002 to about 3.0 times at December 31, 2003. Consistent with its stated policy of de-leveraging, TELUS has set a new public target of further reducing its net debt to EBITDA ratio to less than 2.7 times by December 31, 2004.

Operational Efficiency Program Update
The current estimated EBITDA savings from the operational efficiency program (OEP), which began in 2001, is approximately $450 million in 2003 and approximately $550 million annually thereafter. The workforce reduction and restructuring costs expected to be recorded in respect of the OEP in 2002 and 2003 are $550 million and $20 million respectively. This is to be based on net employee reductions of approximately 6,500 in 2002 and 2003 of which an estimated 5,000 will have departed in 2002.

As part of the efficiency program, it was previously announced that we would close 33 of 40 retail stores in BC and Alberta and close or consolidate 47 of 66 customer contact centres. By the end of September, all 33 retail centres were closed and to date 24 customer contact centres have been closed or consolidated.

Key Assumptions & Sensitivities
For projection purposes we have not reflected any potential impact from any pending regulatory decisions nor federal cabinet appeals but do include the negative impact of the 2002 price cap decision. No impact has been assumed for the possibility of a work stoppage. We have also assumed economic growth consistent with recent provincial and national estimates by the Conference Board of Canada.

We also encourage investors to read the forward looking statements below for the various economic, competitive, regulatory and company factors that could cause actual future financial and operating results to differ from those currently expected.

About TELUS
TELUS (TSX: T, T.A; NYSE: TU) is the largest telecommunications company in Western Canada and the second largest in the country. The company provides subscribers with a full range of telecommunications products and services including data, Internet Protocol, voice and TELUS Mobility wireless services across Canada. TELUS is a premier founding supporter of Canada's bid to host the 2010 Winter Games in Vancouver and Whistler. For more information on TELUS, please visit www.telus.com

For more information, please contact:

John Wheeler, investor relations, (780) 493-7310
Robert Mitchell, investor relations, (416) 279-3219
Nick Culo, media relations, (780) 493-7236

Note: Media and investors are invited to listen to a live Webcast and view slides from the investor conference call on the 2003 guidance at 11:00 a.m.
(EST) on Monday, December 16 by visiting the TELUS Website www.telus.com/investorcall. A recording will also be available for listening approximately 2 hours after the completion of the call.



FORWARD-LOOKING STATEMENTS

This news release contains statements about expected future events and financial and operating results that are forward-looking and subject to risks and uncertainties. TELUS' actual results, performance, or achievement could differ materially from those expressed or implied by such statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations and may not reflect the potential impact of any future acquisitions, mergers or divestitures. Factors that could cause actual results to differ materially include but are not limited to: general business and economic conditions in TELUS' service territories across Canada and future demand for services; competition in wireline and wireless services, including voice, data and Internet services and within the Canadian telecommunications industry generally; levels of capital expenditures; corporate restructurings; success of operational and capital efficiency programs including maintenance of client service levels; successful integration of acquisitions; network upgrades, billing system conversions, and reliance on legacy systems; capital and operating expense savings; the impact of credit rating changes; availability and cost of capital including renewal of credit facilities; financial condition and credit risk of customers affecting collectibility of receivables; ability to maintain an accounts receivable securitization program; adverse regulatory action; attraction and retention of key personnel; collective labour agreement negotiations and potential work action; future costs of retirement and pension obligations; technological advances; the final outcome of pending or future litigation; the effect of health and safety concerns and other risk factors described and listed from time to time in TELUS' reports, TELUS' comprehensive public disclosure documents, including the Annual Information Form, and in other filings with securities commissions in Canada and the U.S.

The forward-looking statements contained in this news release represent TELUS' expectations as of December 16, 2002 and accordingly, are subject to change after such date. TELUS disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


- 30 -




SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 16, 2002
						TELUS Corporation


						"James W. Peters"
						_____________________________
						Name:  James W. Peters
						Title:  Corporate Secretary